UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                 PARTSBASE, INC.
                                (Name of Issuer)

                         Common Stock - $.001 Par Value
                         (Title of Class of Securities)

                                   70214P 109
                                 (CUSIP Number)


                             Robert A. Hammond, Jr.
                              905 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 953-0700
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].









                                  SCHEDULE 13D
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CUSIP No. 70214P 109                                           Page 1 of 9 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Hammond, Jr.
     Social Security # - ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a):[X]
    (See Instructions)                                                 (b):[ }
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
    PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                  |        7  SOLE VOTING POWER
                              9,150,000 shares of common stock
    Number of     |
     Shares       |        8  SHARED VOTING POWER
   Beneficially   |           0
     Owned by     |
       Each       |        9  SOLE DISPOSITIVE POWER
    Reporting     |           9,150,000 shares of common stock
     Person       |
      With        |       10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,150,000 shares of common stock
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 64.77% of the issued and outstanding common stock.
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------


                                 SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 70214P 109                                           Page 2 of 9 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Hammond L.P.
     IRS Identification #: 76-0606066
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a):[X]
    (See Instructions)                                                 (b):[ }
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas, United States
--------------------------------------------------------------------------------
                  |        7  SOLE VOTING POWER
                              0 shares of common stock
    Number of     |
     Shares       |        8  SHARED VOTING POWER
   Beneficially   |           4,500,000
     Owned by     |
       Each       |        9  SOLE DISPOSITIVE POWER
    Reporting     |           0 shares of common stock
     Person       |
      With        |       10  SHARED DISPOSITIVE POWER
                              4,500,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,500,000 shares of common stock
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] (See Instructions)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 32.2% of the issued and outstanding common stock.
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------




                                   ATTACHMENT

CUSIP No. 70214P 109                                           Page 3 of 9 Pages

Item 1.  Security and Issuer.

     This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $.001 par value per share (the "Common Stock"), of PartsBase, Inc., a Delaware corporation ("PartsBase"). The principal executive offices of PartsBase are located at 905 Clint Moore Road, Boca Raton, Florida 33487.

Item 2.  Identity and Background.

     This statement of beneficial ownership on Schedule 13D is being filed jointly by Robert A. Hammond, Jr. and R. Hammond, L.P., a Texas limited partnership (collectively, the "Reporting Persons," each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this statement. This statement of beneficial ownership constitutes the initial filing on Schedule 13D of the Reporting Persons. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

     Mr. Hammond serves as President, Chief Executive Officer and Chairman of the Board of PartsBase. The business address for Mr. Hammond and PartsBase is 905 Clint Moore Road, Boca Raton, Florida 33487.

     R. Hammond, L.P. is a Texas limited partnership. Mr. Hammond is the sole general partner of the partnership. The business address for the limited partnership is 600 North Shepard Drive, Suite 303, Houston, Texas 77007.

     Neither of the Reporting Persons has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Hammond is a citizen of the United States of America and R. Hammond, L.P. is a Texas limited partnership.

CUSIP No. 70214P 109                                           Page 4 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     Substantially all of the shares which are the subject of this filing were acquired by the Reporting Persons in connection with the formation and incorporation of PartsBase in April 1999. Mr. Hammond was granted 150,000 options to purchase PartsBase Common Stock in June 2001. The options are exercisable at $2.00 per share.

     As further described in Item 4 (the answer to which is incorporated herein by reference), the Reporting Persons submitted a proposal to the Board of Directors of PartsBase (the "Proposal") on April 5, 2002 to acquire all of the outstanding shares of Common Stock of PartsBase not owned by the Reporting Persons. If PartsBase accepts the Proposal, the proposed transaction would be financed through private bank financing.

Item 4.  Purpose of Transaction.

     On April 5, 2002, the Reporting Persons submitted a proposal to the Board of Directors of PartsBase pursuant to which the Reporting Persons, through a company to be formed and known as PartsBase Acquisition Corp. (the "Acquisition Company"), would acquire all of the outstanding shares of Common Stock of PartsBase in accordance with the terms and conditions set forth therein. The
Proposal provides that, subject to the terms and conditions thereof, the Acquisition Company (or another new company that would be a wholly-owned subsidiary of the Acquisition Company) would merge with and into PartsBase, with PartsBase continuing as the surviving corporation. The Proposal further provides that upon consummation of the merger, all of the outstanding shares of Common Stock (other than shares held by the Reporting Persons, the Acquisition Company and shareholders who have perfected appraisal rights pursuant to Delaware law) would be exchanged for $1.02 per share.

     The Proposal contemplates, among other things, that the consummation of the proposed transaction is subject to (i) the negotiation and execution of an Agreement and Plan of Merger between PartsBase and the Acquisition Company with mutually agreeable terms, representations, conditions and covenants; (ii) approval of the merger by both the board of directors and the shareholders of PartsBase; (iii) receipt of any regulatory approvals to complete the transaction; and (iv) delivery of an opinion of PartsBase' investment banker to the effect that the merger consideration to be received by the shareholders of PartsBase is fair to the shareholders from a financial point of view. In the event of consummation of the proposed transaction, the Common Stock of PartsBase would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and would cease to be authorized to be quoted over the Nasdaq Stock Market.

CUSIP No. 70214P 109                                           Page 5 of 9 Pages

     The Reporting Persons believe PartsBase will announce the formation of a special committee of its board of directors to consider the proposed transaction, and the special committee's intention will be to engage an independent financial advisor and legal counsel for purposes of evaluating the proposal.

     Except as indicated above, neither of the Reporting Persons has any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     As of April 5, 2002, Mr. Hammond beneficially owned 9,150,000 shares of Common Stock, constituting to the best of his knowledge, 64.77% of the issued and outstanding shares of Common Stock. Mr. Hammond has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him.

     As of April 5, 2002, R. Hammond, L.P. beneficially owned 4,500,000 shares of Common Stock, constituting, to the best of its knowledge, 32.2% of the issued and outstanding shares of Common Stock. Mr. Hammond, a general partner, has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by R. Hammond, L.P.

     Neither of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each Reporting Person intends to vote his shares of Common Stock in favor of the merger and the merger agreement. Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of PartsBase including, but not limited to, transfer of or voting of any of the securities of PartsBase, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of PartsBase.

Item 7.  Material to be Filed as an Exhibit.

    Exhibit A -  Joint Filing Agreement dated April 5, 2002 by and between the
                 Reporting Persons.
    Exhibit B -  Proposal  Letter  dated April 5, 2002 from Mr.  Hammond and
                 R.  Hammond,  L.P. to the Board of  Directors of PartsBase.

CUSIP No. 70214P 109                                           Page 6 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 5, 2002                  /s/ Robert A. Hammond, Jr.
                                        --------------------------
                                          Robert A. Hammond, Jr.


                                       R. Hammond, L.P.

                                       By: /s/ Robert A. Hammond, Jr.
                                           --------------------------
                                               Robert A. Hammond, Jr.
                                                 General Partner



CUSIP No. 70214P 109                                           Page 7 of 9 Pages

                                    Exhibit A

                             Joint Filing Agreement


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $.001 par value per share, of PartsBase, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:   April 5, 2002

                                        /s/ Robert A. Hammond, Jr.
                                        --------------------------
                                          Robert A. Hammond, Jr.


                                       R. Hammond, L.P.

                                       By: /s/ Robert A. Hammond, Jr.
                                           --------------------------
                                               Robert A. Hammond, Jr.
                                                 General Partner


CUSIP No. 70214P 109                                           Page 8 of 9 Pages



                                    Exhibit B

                             Robert A. Hammond, Jr.
                                R. Hammond, L.P.
                              905 Clint Moore Road
                              Boca Raton, FL 33487


                                                                   April 5, 2002

CONFIDENTIAL

Board of Directors
PartsBase, Inc.
905 Clint Moore Road
Boca Raton, FL  33487

Gentlemen:

     This letter outlines the basic terms and conditions of the proposed acquisition (the "Merger") of PartsBase, Inc. ("PartsBase"), in the manner described below, by Robert A. Hammond, Jr. and R. Hammond, L.P. (the "Buyers"), through a company to be formed by the Buyers ("Newco"). While this letter does not constitute a legally binding agreement (except to the extent described below), and Buyers' proposal is subject to the negotiation and execution of a definitive merger agreement (the "Agreement"), this letter does evidence Buyers' good faith intention to proceed on the following basic terms and conditions:

     1. Merger Structure. The Merger would be accomplished by a merger of Newco (or another new company that would be a wholly-owned subsidiary of Newco) with and into PartsBase, which would be the surviving corporation in the Merger. Prior to the closing of the Merger, Buyers would contribute all of their PartsBase common stock to Newco. The Agreement would provide that each PartsBase shareholder, other than Newco, would receive a $1.02 per share of PartsBase common stock, which represents a 50% premium to the closing price PartsBase common stock on April 3, 2002. Following the Merger, the Buyers (directly or through Newco) would own 100% of the equity interest in PartsBase on a fully diluted basis.

     2. Definitive Agreement. Buyers and PartsBase will proceed in good faith toward negotiation and execution of the Agreement, which shall contain mutually agreeable terms, representations, conditions and covenants, consistent with the terms of this letter. If the Agreement has not been executed by 5:00 p.m., Eastern Standard Time, on May 3, 2002, either party may terminate this letter upon written notice to the other party, except for the items enumerated in paragraph 4, which shall remain in full force and effect.

     3. Conditions. This letter is and, to the extent applicable, the Agreement will be, subject to the following conditions: (a) negotiation and execution of an Agreement with mutually agreeable terms, representations, conditions and covenants; (b) approval of the Merger by the board of directors of PartsBase; (c) approval of the Merger by shareholders of PartsBase; (d) receipt of all necessary consents without payment by Buyers, Newco, the merger subsidiary (if any) or PartsBase of any penalty from creditors, lessors or customers of PartsBase or other third parties; (e) receipt of any regulatory approvals necessary to complete the transaction; (f) delivery of an opinion of the Company=s investment banker (pursuant to engagement by a special committee of the PartsBase board), to the effect that the Merger is fair to the shareholders of PartsBase from a financial point of view; (g) termination of all outstanding options and warrants of PartsBase; (h) obtaining by Newco of satisfactory financing; (i) either (1) the provisions of Section 203 of the Delaware General Corporation Laws or any other similar applicable laws shall not be applicable by their terms to any of the transactions contemplated by this letter; or (2) the board of directors of PartsBase shall have taken such action as is necessary or advisable and shall have given such approvals as may be required to make inapplicable to any of the transactions contemplated hereby the restrictions (including the requirements of special votes of shareholders) set forth in any such laws.

CUSIP No. 70214P 109                                           Page 9 of 9 Pages

     4. Fees and Expenses. Each party will be responsible for its own legal, accounting, investment banking and other expenses incurred in connection with this letter, the Agreement and all matters related thereto. Each party will indemnify and hold harmless the other against the claims of any brokers or finds in respect of the Merger.

     5. Non-Binding Agreement. This letter evidences the intent of Buyers to proceed in good faith to pursue the Merger described above, subject to the conditions stated herein. Except for the provisions of paragraph 4, however, nothing herein shall constitute a legally binding agreement of Buyers or PartsBase. The proposed Merger is expressly conditioned upon Buyers (or Newco) and PartsBase entering into a mutually acceptable Agreement and upon satisfaction of the conditions contained therein. Unless the Agreement is entered into in writing by such parties, regardless of the reason that the Agreement is not executed, neither Buyers nor PartsBase shall be under any obligation to the other (except as set forth in paragraph 4) for damages, expenses or otherwise, irrespective of any negotiations, agreements or understandings heretofore or hereafter existing between the parties, and irrespective of any implied course of conduct between the parties.

     6. Governing Law. The letter shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to the conflict of laws provisions thereof.

     If the foregoing accurately reflects the basis terms and conditions upon which PartsBase would be willing to consummate the transactions contemplated by this letter, please sign one copy of this letter of intent and return it to Buyers. This letter may be withdrawn by Buyers upon notice to PartsBase, at any time prior to Buyers' receipt of PartsBase acceptance of this letter.

                              Very truly yours,

                       /s/Robert A. Hammond, Jr.
                       -------------------------
                          Robert A. Hammond, Jr.

                       R. A. Hammond, L.P.

                       By:/s/Robert A. Hammond, Jr.
                          -------------------------
                             Robert A. Hammond, Jr.
                                General Partner


Accepted and agreed as of
April ___, 2002.

PartsBase, Inc.

By:_______________________
Name:____________________
Title:_____________________